                                                                       FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

                                                              For the month of July, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date Aug 23, 2005

     “Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                             NEWS FOR RELEASE: July 28, 2005

NEWS RELEASE 05-22

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources Announces new near surface copper oxide zone at Mina Mexicana including 117.3 meters grading 0.31% copper and 4.2 g/t silver.

July 28th, 2005. -Tyler Resources Inc. is pleased to announce assay results for drill holes #34 to 37 from the Mina Mexicana and Smelter Zones of its Bahuerachi project, Mexico.

Results from the initial drill testing of Mina Mexicana have returned wide sections with near surface copper oxide mineralization with grades and widths that continue to outline bulk tonnage potential in new zones peripheral to the Main Zone.

Significant intervals for drill holes DDH-BAH #34 to 35.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
MINA MEXICANA
BAH-34	2	119.3	117.3	0.31	0.02	4.2	Trace	Trace	Sediments/Skarn/ Oxides/minor QFP
Including	26.95	64	37.05	0.50	0.03	4.2	trace	Trace	As above
BAH-35	0	99	99	0.33	0.02	4.7	trace	trace	Sediments/Skarn/ Oxides/minor QFP
Including	21	55	34	0.51	0.03	6.01	trace	trace	As above
SMELTER ZONE
BAH-36	29	32.6	3.6	0.58	0.15	9.36	0.32		Iron oxide breccia
And	80	90	10	0.16		1.4		0.024	QFP
BAH-37	15.25	30	14.75	1.00	0.04	3.4	0.20		Iron oxide breccia and brecciated andesites

Drill holes BAH-34 and 35 have confirmed the presence of extensive mineralization to the south west of the main zone.  The first pass drilling at Mina Mexican has outlined more areas of mineralization with attractive near surface copper oxide grades which contribute to the overall Main Zone porphyry target and warrant more surface and drilling work.  Holes 34 and 35 were drilled from the same collar location at slightly different azimuth (see map).  Due to the interpreted geometry of the mineralized zone at this time, intercepts are believed to be approximately 80% true width.  Further drilling is justified in this area as the exploration schedule permits and sections will be generated once sufficient information is available on this target.

Drill holes BAH-36 and 37, tested a narrow surface mineralized interval which was the subject of historical mining as evidenced by adits and smelting activity on site.  Results have confimed polymetallic mineralization of potential economic interest in this area which has later been cut by complex dyke emplacement.  Reported mineralized intervals are interpreted true widths.  The results support that significant mineralization is present in this location and further surface work will be undertaken to outline areas with potential for wider mineralized sections.

The Company is also pleased to announce the signing of final contracts for an additional 6,000 meters of drilling with a second core drilling rig.  The additional diamond drilling equipment, capable of drilling deeper holes, is expected to be mobilized on site in mid August.

Drilling is currently ongoing in the Main Zone with drill hole #39, which is part of a series of holes being drilled as a large step out along strike of the Main Zone to the north, located approximately 600 meters from section 2NE.  After review of analytical data and recoveries for drill hole #33 on section 2 NE, the company has opted to redrill this hole to obtain better controls on recovery for mineralized intersections seen in core and obtain reliable composite grade intervals.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/COO

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections and drill hole Locations
NR# 05-22
July 28, 2005
NORTH
Northern Step out holes (planned DDH#38-40)
05-BAH-32
05-BAH-28/31
05-BAH-25
05-BAH-24
05-BAH-33
D18
D17
R5
D16
R4
D15
R3
D14
D13/ R1
R2
D19
D21
D20
D22
D23
D-26
D-27
D 29/30
OPEN
Mina Mexicana
DDH-34
Azimut 212⁰, dip -75
DDH-35
Azimut 190⁰, dip -75
Smelter
DDH-36, azimuth 190⁰, Dip -70
DDH-37, azimuth190⁰, Dip -45
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions (diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia and skarn zones
Quartz-Feldspar porphyries (QFP) Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations, number and surface trace
Phase 2 drill holes completed, assays reported (D=Diamond, R=RC)
Phase 2 drill holes completed, assays outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters